UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER: 000-17988

CUSIP NUMBER: 640491-10-6

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D

☐ Form N-CEN ☐ Form N-CSR

For Period Ended: May 31, 2023

☐ Transition Report on Form 10-K
 ☐ Transition Report on Form 20-F
 ☐ Transition Report on Form 11-K
 ☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Neogen Corporation

Full Name of Registrant

Former Name if Applicable

620 Lesher Place

Address of Principal Executive Office (Street and Number)

Lansing, Michigan 48912

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

See Annex A attached hereto, incorporated herein by reference.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David H. Naemura	517	372-9200
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A attached hereto, incorporated herein by reference.

Neogen Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 31, 2023	By:	/s/ David H. Naemura
Name: David H. Naemura Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Annex A to Form 12b-25

Unless the context otherwise indicates, all references in this Form 12b-25 to “Neogen,” “the Company,” “we,” “us,” and “our” refer to Neogen Corporation and, where appropriate, its consolidated subsidiaries. Also see “Cautionary Statement Regarding Forward-Looking Statements” below.

PART III – NARRATIVE

The Company is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K (“Form 10-K”) for the fiscal year ended May 31, 2023 (“fiscal 2023”), on or prior to its original due date, July 31, 2023, for the reasons set forth below. The Company requires additional time to complete its financial statement preparation and review process, including its evaluation of the effectiveness of its internal control over financial reporting. Principally this was made more complicated this year due to the Company’s acquisition of 3M Company’s Food Safety business (“3M FS business”) in a reverse Morris Trust structured transaction (the “Transaction”).

Management is in the process of performing an assessment of the effectiveness of the Company’s internal control over financial reporting as of May 31, 2023 (“ICFR”), based upon criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. After the Company’s assessment is complete, the Company’s independent registered public accounting firm will require additional time to complete its audit of the Company’s ICFR. Although the assessment is not yet complete, we expect to report a material weakness in ICFR relating to the design and implementation of information technology general controls in the areas of user access and change management over certain information technology systems that support the Company’s financial reporting processes. We also expect to report a material weakness in ICFR relating to the operation of management review controls over business combination valuation assumptions related to the purchase price allocation of the Transaction, specifically, with respect to maintaining documentation of certain assumptions. We further expect to report a material weakness in ICFR relating to the completeness and accuracy of management’s period-end invoice accrual procedures.

As a result of the foregoing, the Company requires additional time to finalize its fiscal 2023 Form 10-K. The Company intends to file its Form 10−K no later than the fifteenth calendar day following the date on which the Form 10−K was due.

PART IV – OTHER INFORMATION

(3) The Company anticipates that the material weaknesses described above will not require a change in the consolidated financial statements as previously disclosed in the preliminary results for fiscal 2023 as reported in the Form 8-K furnished to the SEC on July 27, 2023. We expect total revenues, net, of $822.4 million for fiscal 2023 compared to $527.2 million in the prior fiscal year, and a net loss of $22.9 million for fiscal year 2023, compared to net income of $48.3 million in the prior fiscal year. The increase in revenue primarily was the result of revenue from the 3M FS business following the closing of the Transaction. The decrease in earnings was primarily the result of interest expense from the debt incurred in the Transaction, transaction fees and integration expenses, and incremental amortization expenses related to 3M FS business intangibles.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Form 12b-25, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

These forward-looking statements are based on Neogen’s current expectations and are subject to risks and uncertainties, which could cause actual results to differ from those stated or implied by such forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary from those indicated or anticipated by such forward-looking statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ from such forward-looking statements include, among others, the success of the recently completed combination with the food safety business of 3M Company, limitations or restrictions on Neogen’s activities arising in connection with the transaction, competition and our ability to develop and market new products, recruitment, including circumstances beyond our control at our transition manufacturing partner, retention and dependence on key employees, economic conditions affecting the agriculture and food production industries, effects of COVID-19 or other pandemics on our business, supply chain disruption, higher interest rates and inflation, risks relating to international operations and expansion into new geographical markets, identification and integration of acquisitions, research and development risks, patent and trade secret protection, government regulation, changes in the results from, or delays in, the completion of the fiscal year-end audit and evaluation of internal control over financial reporting, the possibility that the Company will not be able to file its Form 10-K within the fifteen-day extension permitted by the rules of SEC, the occurrence of subsequent events, and other risk factors detailed from time to time in Neogen’s reports filed with the SEC, including Neogen’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC, including documents filed with the SEC in connection with the recently completed transaction with 3M Company. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this Form 12b-25. Neogen expressly disclaims any obligation to update any forward-looking statements, whether as a result of new information or developments, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.